Macquarie Capital Markets North America Ltd.

Statement of Financial Condition (Audited)
March 31, 2019

Macquarie Capital Markets North America Ltd.
Index
March 31, 2019

	Page(s)
Independent Auditor's Report	1
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3-6



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Macquarie Capital Markets North America Ltd.

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Macquarie Capital Markets North America Ltd. (the "Company") as of March 31, 2019. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this statement of financial condition in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario
May 29, 2019

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Macquarie Capital Markets North America Ltd.
Statement of Financial Condition (Audited)
March 31, 2019

(Expressed in U.S. dollars)

Assets

Cash	$	6,468,571
Receivable from customers		809,436
Receivable from parent - broker accounts		6,886
Other assets		522,471
Total assets	$	7,807,364

Liabilities and Stockholder's Equity
Liabilities

Payable to customers	$	6,886
Payable to parent - broker accounts		809,436
Payable to affiliates		1,009,389
Accrued expenses and other liabilities		46,875
Total liabilities	$	1,872,586

Stockholder's equity

Common stock, $1.00 par value; 23,000,000 shares authorized, issued and outstanding		23,000,000
Accumulated deficit		(17,065,222)
Total stockholder's equity		5,934,778
Total liabilities and stockholder's equity	$	7,807,364

The accompanying notes are an integral part of the Statement of Financial Condition

Macquarie Capital Markets North America Ltd.
Notes to the Statement of Financial Condition (Audited)
March 31, 2019

1.   **Organization and Business**

Macquarie Capital Markets North America Ltd. (the "Company") is a Canadian Corporation, wholly owned by Macquarie Capital Markets Canada Ltd. (the "Parent"), which is an indirect, wholly owned subsidiary of Macquarie Group Limited ("MGL"), a non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides a range of brokerage services to institutional clients, primarily related to institutional equity sales and institutional equity trading. The Company executes and settles transactions through facilities of the Parent's clearing broker.

2.   **Significant Accounting Policies**

Basis of Accounting and Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements are prepared in accordance with U.S. GAAP as the Company is registered with SEC and is a member of FINRA, although incorporated in Canada.

Going Concern
The Company's financial statements, as at March 31, 2019, have been prepared on a going concern basis.   On April 29, 2019, management announced its intention to terminate the Company's registration with the SEC and its memberships with FINRA, and to cease brokerage activities in the Company, and ultimately liquidate the Company. As the liquidation plan occurred post the Company's fiscal year end, no adjustments have been made to these financial statements relating to the recoverability and classification of assets and liabilities that may be necessary when the Company is no longer operating as a going concern.

Cash
Cash consists of amounts held on deposit with major financial institutions.

Receivable from and Payable to Customers
Balances recorded as receivable from or payable to customers consist of securities failed to deliver and securities failed to receive, respectively, as of the date of the statement of financial condition. The Company records customer securities transactions on a trade date basis in accordance with U.S. GAAP.

Receivable from and Payable to Parent – broker accounts
Balances recorded as receivable from or payable to parent – broker accounts consist of unsettled trades, as of the date of the statement of financial condition.

Payable to Affiliate
Balances recorded as payable to affiliate consist of amounts owed for administrative services and execution charges.

Other Assets
Other assets consist of VAT receivables, other receivables and prepaid expenses of the Company.

Income Taxes
The amount of current taxes payable or recoverable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that has greater than fifty percent likelihood of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

The Company assesses its ability to realize deferred tax assets primarily based on the future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has determined that it is more likely than not that they will realize their deferred tax assets. Therefore, the Company does not have a valuation allowance.

Fair Value Measurements
The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes inputs to valuation techniques used to determine fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The fair value of the Company's financial instruments, including cash, customer balances, broker balances, intercompany balances, other assets, accrued expenses and other liabilities, approximate the carrying values presented in the statement of financial condition due to their short-term nature and high credit quality.

4

Translation of foreign currencies

The Company's financial statements are presented in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at spot exchange rates at the time of the transaction.

3.   **Related Party Transactions**

The Company has transactions with the Parent that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

The Parent provides sales and trading support services as well as administrative services including communications, occupancy, compensation, etc. to the Company.

On September 14, 2018, the Company issued an additional 1,000,000 ordinary shares at $1 each to its Parent.

On October 15, 2018, the Company issued an additional 5,000,000 ordinary shares at $1 each to its Parent.

4.   **Risk, Commitments, and Contingencies**

In the normal course of business, the Company's client activity involves the execution and settlement of various securities transactions. These activities may expose the Company to the risk of loss in the event customers, other broker-dealers, or banks are unable to fulfill contractual obligations. The Company monitors the credit standing of counterparties with whom it conducts business on a periodic basis in order to control the risks associated with these activities.

As of March 31, 2019, the Company has no allowance for doubtful accounts with regard to these receivables. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

5.   **Legal and Regulatory Matters**

As at March 31, 2019, the Company has not identified any legal or regulatory matters creating loss contingencies which are both reasonably probable and estimable.

6.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 (the "Act") that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain net capital, as defined, equal to the greater of $250,000 or 2% of combined aggregate debit items as determined by SEC Rule 15c3-3. As of March 31, 2019, the Company had net capital of $5,412,180 which was $5,162,180 in excess of the Company requirement of $250,000.

7.   **Income Taxes**

As of March 31, 2019, the Company had gross Canadian net operating loss carry forwards of $17,432,062; within this balance are the US Federal and State net operating loss carry forwards of $2,746,133 and $670,839, respectively. These net operating losses will expire at various dates from 2033 through 2039. As the Company is in a three year cumulative loss position for its U.S. Federal, State, and Canadian income taxes, it is more likely than not that it will not realize its deferred tax asset and has therefore recorded a full valuation allowance.

8.   **Subsequent Events**

The Company has evaluated subsequent events through May 29, 2019, the date the financial statements were available to be issued. On April 29, 2019, management announced its intention to terminate the Company's registration with the SEC and its memberships with FINRA, and to cease brokerage activities in the Company, and ultimately liquidate the Company. See Note 2.